TONIX PHARMACEUTICALS HOLDING CORP.

509 Madison Avenue, Suite 306

New York, New York 10022

Telephone:  (212) 980-9155

September 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp.
Request for Withdrawal of Registration Statement on Form S-3 filed on August 11, 2017
(File No. 333-219930)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tonix Pharmaceuticals Holding Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-3 (File No. 333-219930) together with all exhibits and amendments thereto, which was filed on August 11, 2017 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company does not meet the eligibility requirements for the use of Form S-3 at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at Bradley.Saenger@tonixpharma.com with a copy to James M. Turner of Sichenzia Ross Ference Kesner LLP, via email at jturner@srfkllp.com.

In accordance with Rule 457(p) under the Securities Act, the Company also respectively requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact James M. Turner at (212) 930-9700.

Sincerely,

/s/ BRADLEY SAENGER

Bradley Saenger

Chief Financial Officer